UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-222213

L.B. Foster Company Savings Plan for Bargaining Unit Employees

(Exact name of registrant as specified in its charter)

L.B. Foster Company

415 Holiday Drive, Suite 100

Pittsburgh, PA 15220

(412) 928-3400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the L.B. Foster Company Savings Plan for Bargaining Unit Employees

(Title of each class of securities covered by this Form)

Common Stock of L.B. Foster Company, Par Value $0.01 Per Share(1)

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record under the Plan as of the certification or notice date: None(2)

(1)

Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the L.B. Foster Company Savings Plan for Bargaining Unit Employees (the “Union Plan”), L.B. Foster Company (the “Company”) continues to file reports under Sections 13(a) or 15(d) of the Exchange Act with respect to the Company’s common stock, par value $0.01 per share (“Common Stock”).

(2)

Effective June 28, 2024 (the “Effective Date”), the Company’s shares of Common Stock ceased to be an investment option under the Union Plan (the “Union Plan Shares”). As of the Effective Date, no Union Plan balances were invested in shares of Common Stock or related plan interests (“Union Plan Interests”). The Company filed Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (Commission File No. 333-222213) with the Securities and Exchange Commission to deregister only the Union Plan Shares and the Union Plan Interests previously offered under such Form S-8. Accordingly, the Union Plan is filing this Form 15 to suspend the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the L.B. Foster Company Savings Plan for Bargaining Unit Employees has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

L.B. FOSTER COMPANY SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

By:	/s/ Jamie F. O’Neill
Jamie F. O’Neill, on behalf of the L.B. Foster Company Management Investment Committee, Plan Administrator

Date: May 2, 2025